Exhibit 99.3

Condensed interim consolidated financial statements of Liminal BioSciences Inc.

For the quarter and six months ended June 30, 2020

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	June 30,	December 31,
	2020	2019

ASSETS
Current assets
Cash and cash equivalents	$25,986	$61,285
Accounts receivable (note 4)	4,044	4,086
Income tax receivable	641	9,214
Inventories (note 5)	7,698	7,532
Prepaids	6,510	12,733
Total current assets	44,879	94,850

Other long-term assets	1,180	1,170
Capital assets	20,559	21,471
Right-of-use assets (note 6)	30,138	33,254
Intangible assets	13,816	13,846
Deferred tax assets	507	507
Total assets	$111,079	$165,098

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 7)	$19,318	$22,808
Current portion of lease liabilities (note 8)	8,545	8,290
Current portion of long-term debt (note 9)	-	165
Total current liabilities	27,863	31,263

Long-term portion of lease liabilities (note 8)	28,708	29,947
Other long-term liabilities (note 10)	201	285
Long-term debt (note 9)	8,785	8,669
Total liabilities	$65,557	$70,164

EQUITY
Share capital (note 11a)	$943,955	$932,951
Contributed surplus (note 11b)	38,529	43,532
Warrants (note 11c)	95,856	95,856
Accumulated other comprehensive loss	(3,031)	(3,099)
Deficit	(1,022,163)	(967,051)
Equity attributable to owners of the parent	53,146	102,189
Non-controlling interests	(7,624)	(7,255)
Total equity	45,522	94,934
Total liabilities and equity	$111,079	$165,098

Going concern (note 1), Subsequent events (note 16)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenues (note 12)	$540	$762	$1,643	$3,026

Expenses
Cost of sales and other production expenses (note 5)	458	592	1,142	1,722
Research and development expenses	15,797	22,289	32,782	39,760
Administration, selling and marketing expenses	9,851	18,045	20,523	25,140
Loss (gain) on foreign exchange	539	256	(593)	(1,520)
Finance costs	1,852	3,348	3,482	10,497
Loss (gain) on extinguishments of liabilities (note 9,11a)	-	92,294	(79)	92,374
Change in fair value of financial instruments measured at fair value through profit or loss	-	(1,369)	-	(1,140)
Net loss from continuing operations before taxes	$(27,957)	$(134,693)	$(55,614)	$(163,807)
Income tax expense (recovery) from continuing operations:
Current	(141)	1,239	(141)	1,239
Deferred	-	-	-	-
	(141)	1,239	(141)	1,239
Net loss from continuing operations	$(27,816)	$(135,932)	$(55,473)	$(165,046)
Net income from discontinued operations, net of taxes of $nil (note 3)	-	2,229	-	2,509
Net loss	$(27,816)	$(133,703)	$(55,473)	$(162,537)

Net income (loss) attributable to:
Non-controlling interests – continuing operations	(56)	(86)	(369)	(784)
Owners of the parent
-Continuing operations	(27,760)	(135,846)	(55,104)	(164,262)
-Discontinued operations	-	2,229	-	2,509
	$(27,760)	$(133,617)	$(55,104)	$(161,753)
Net loss	$(27,816)	$(133,703)	$(55,473)	$(162,537)

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	(1.19)	(8.26)	(2.35)	(18.90)
From discontinued operations	—	0.14	—	0.29
	$(1.19)	$(8.12)	$(2.35)	$(18.61)
Weighted average number of outstanding shares (in thousands)	23,420	16,451	23,403	8,692

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net Loss	$(27,816)	$(133,703)	$(55,473)	$(162,537)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	(12)	775	68	780
Exchange differences on translation of foreign operations from discontinued operations (note 3)	-	(1,940)	-	(1,868)
Other comprehensive income (loss)	$(12)	$(1,165)	$68	$(1,088)
Comprehensive loss	$(27,828)	$(134,868)	$(55,405)	$(163,625)

Comprehensive income (loss) attributable to:
Non-controlling interests – continuing operations	(56)	(86)	(369)	(784)
Owners of the parent
- Continuing operations	(27,772)	(135,071)	(55,036)	(163,482)
- Discontinued operations	-	289	-	641
	$(27,772)	(134,782)	$(55,036)	$(162,841)
Comprehensive loss	$(27,828)	(134,868)	$(55,405)	$(163,625)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total Equity
	$	$	$	$	$	$	$	$
Balance at January 1, 2019	583,117	21,923	95,296	(1,252)	(755,688)	(56,604)	(6,542)	(63,146)
Net loss	-	-	-	-	(161,753)	(161,753)	(784)	(162,537)
Foreign currency translation reserve	-	-	-	(1,088)	-	(1,088)	-	(1,088)
Issuance of shares (note 11a)	349,834	-	-	-	-	349,834	-	349,834
Share-based payments expense (note 11b)	-	16,429	-	-	-	16,429	-	16,429
Share-based compensation paid in cash (note 11b)	-	(421)	-	-	-	(421)	-	(421)
Share issuance cost (note 11a)	-	-	-	-	(5,321)	(5,321)	-	(5,321)
Issuance of warrants (note 11c)	-	-	560	-	-	560	-	560
Effect funding arrangements on non-controlling interests	-	-	-	-	(176)	(176)	176	-
Balance at June 30, 2019	932,951	37,931	95,856	(2,340)	(922,938)	141,460	(7,150)	134,310

Balance at January 1, 2020	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934
Net loss	-	-	-	-	(55,104)	(55,104)	(369)	(55,473)
Foreign currency translation reserve	-	-	-	68	-	68	-	68
Issuance of shares (note 11a)	1,240	-	-	-	-	1,240	-	1,240
Share-based payments expense (note 11b)	-	4,801	-	-	-	4,801	-	4,801
Share-based compensation paid in cash (note 11b)	-	(40)	-	-	-	(40)	-	(40)
Shares issued pursuant to a restricted share unit plan (note 11b)	9,764	(9,764)	-	-	-	-	-	-
Share issuance cost	-	-	-	-	(8)	(8)	-	(8)
Balance at June 30, 2020	943,955	38,529	95,856	(3,031)	(1,022,163)	53,146	(7,624)	45,522

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Six months ended June 30	2020	2019
Cash flows used in operating activities
Net loss from continuing operations for the period	$(55,473)	$(165,046)
Net income from discontinued operations for the period	-	2,509
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	2,805	9,105
Carrying value of capital and intangible assets disposed	83	190
Change in fair value of financial instruments measured at fair value through profit or loss	-	(1,140)
Loss (gain) on extinguishments of liabilities (note 9,11a)	(79)	92,374
Share-based payments expense (note 11b)	4,761	16,008
Depreciation of capital assets	1,314	1,880
Depreciation of right-of-use assets (note 6)	2,264	2,422
Amortization of intangible assets	494	630
	(43,831)	(41,068)
Change in non-cash working capital items	11,894	(5,565)
	$(31,937)	$(46,633)
Cash flows from (used in) financing activities
Proceeds from share issuances (note 11a)	-	118,785
Proceeds from debt and warrant issuances	-	19,859
Repayment of principal on long-term debt	(165)	(576)
Repayment of interest on long-term debt	(503)	(3,032)
Payments of principal on lease liabilities (note 8)	(3,066)	(3,541)
Payment of interest on lease liabilities (note 8)	(853)	(1,180)
Debt, share and warrants issuance costs	(8)	(6,581)
	$(4,595)	$123,734
Cash flows used in investing activities
Additions to capital assets	(370)	(2,690)
Additions to intangible assets	(499)	(842)
Residual proceeds from sale of discontinued operations business (note 3)	1,175	-
Transaction costs paid relating to the sale of discontinued operations business (note 3)	(787)	-
Interest received	283	153
	$(198)	$(3,379)

Net change in cash and cash equivalents during the period	(36,730)	73,722
Net effect of currency exchange rate on cash and cash equivalents	1,431	(109)
Cash and cash equivalents, beginning of period	61,285	7,389
Cash and cash equivalents, end of period	$25,986	$81,002
Comprising of:
Cash	21,806	81,002
Cash equivalents	4,180	-
	$25,986	$81,002

Cash flows from discontinued operations are presented in note 3

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

1.	Nature of operations and going concern

Liminal BioSciences Inc. or Liminal, or the Company is incorporated under the Canada Business Corporations Act and is a publicly traded clinical-stage biopharmaceutical company (Nasdaq symbol: LMNL) focused on discovering, developing and commercializing novel treatments for patients suffering from diseases that have high unmet medical needs related to fibrosis in respiratory, liver and kidney diseases . Liminal has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, such as fatty acid receptor 1, or FFAR1 also known  as G-protein-coupled receptor 40, or GPR40, a related receptor  G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs.

Liminal’s lead small molecule segment product candidate, fezagepras (PBI-4050), is currently being developed for multiple fibrotic diseases. The plasma‑derived therapeutics segment leverages Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. With respect to this second platform, the Company is focused on the development of its plasma-derived product candidate Ryplazim® (plasminogen) or Ryplazim®, a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein.

On November 25, 2019 the Company sold the majority of its bioseparations business to a third party. These activities are presented as discontinued operations in the consolidated financial statements. Details on this transaction and the results from discontinued operations are disclosed in note 3.

The Company’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has business operations in Canada, the United Kingdom and the United States. The Company’s shares were trading on both the Nasdaq and TSX up until August 5, 2020 and subsequently are solely traded on Nasdaq following the voluntary delisting by the Company from the TSX.

Structured Alpha LP or SALP is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd. is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.

The unaudited condensed interim consolidated financial statements for the quarter and six months ended June 30, 2020 have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the six months ended June 30, 2020, the Company incurred a net loss of $55.5 million ($162.5 million for the six months ended June 30, 2019 including an extinguishment of liabilities of $92.4 million) and had negative operating cash flows of $31.9 million ($46.6 million for the six months ended June 30, 2019). In addition, at June 30, 2020, the Company had a working capital of $17.0 million ($63.6 million at December 31, 2019) and an accumulated deficit of $1,022.2 million ($967.1 million at December 31, 2019). Given Liminal's main activities continue to be in the R&D stage, management has concluded it will need additional sources of financing to ensure it has sufficient funds to continue its operations for at least the next twelve months.

Until the Company completes a significant financing, it continues operating at a low spending level, pacing investments on new research programs, and reducing infrastructure cost, where possible. The need to complete multiple financing transactions is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Meanwhile, management expects to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all, particularly if the COVID-19 pandemic continues to disrupt global financial markets.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

These circumstances indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These unaudited condensed interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Significant accounting policies
a)	Accounting framework

These unaudited condensed interim consolidated financial statements or interim financial statements for the quarter and six months ended June 30, 2020 have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS and which can be found at www.sec.gov/edgar and at www.sedar.com.

These interim financial statements were approved for issue on August 10, 2020 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b)	Adoption of new accounting standards

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2019 audited annual consolidated financial statements and no new accounting standards were adopted during the six-months ended June 30, 2020.

c)	New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

Amendments to IAS 1, Presentation of Financial Statements or IAS 1, - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendment becomes effective for annual reporting periods beginning on or after January 1, 2022 and earlier application is permitted.

The Company is currently evaluating the impact of adopting this amendment on its consolidated financial statements.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

specific disclosure requirements regarding COVID-19-related rent concessions. The amendment becomes effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted.

Presently, the Company has not benefited from COVID-19 related rent concessions.

d)	Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in these estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. Other than as described below, the significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the consolidated financial statements for the year ended December 31, 2019, remain unchanged.

COVID-19 – The negative impact of the COVID-19 pandemic on the financial statements for the quarter and six months ended June 30, 2020 has been limited, however the Company is eligible to a Government of Canada salary subsidy program which it was able to claim during the second quarter of 2020 and which may provide further financial support while the program is available. Consistent within the global biopharmaceutical sector, some clinical programs may have been impacted by the shift of resources within hospitals to COVID-19 and related matters, resulting in potential delays to recruitment or site initiation on our clinical and preclinical programs, and potentially causing an adjustment of certain development timelines and activities. The partial disruption caused by COVID-19 may continue to impact the Company’s operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, regulatory inspections, production and plasma collection activities and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of donors, health subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these interim financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities, and the Company is unable to estimate the potential impact on its future business or our financial results as of the date of this filing. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known.

Share-based compensation – To determine the fair value of stock options on a given date, the Company must determine the assumptions that will be used as inputs to the Black-Scholes option pricing model, including the assumption regarding the future volatility of the common shares of Liminal for the expected life of the stock options. The Company uses the historical volatility as a starting basis for the estimate and also considers whether there are factors that would indicate that the past volatility is not indicative of the future volatility. In making this assessment, management considers changes in Liminal’s activities and other factors such as a significant share consolidation. As the volatility is an assumption that has a significant impact on the calculated value of a stock option, the impact of this estimate can significantly impact the share-based payment expense over the vesting period of an award.

On March 23, 2020, the board of directors of the Company approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 11b. In order to determine when the expense related to this modification is recognized in the consolidated statement of operations, management evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. Management further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. Management concluded that the definition of the grant date was not met but that the service period had

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. On May 26, 2020, the conditions for a grant date were met and the options exercise price was revised to $15.21 and a final calculation to determine the incremental fair value of the repriced options was performed.

3.	Discontinued operations

On November 25, 2019, the Company sold two subsidiaries in its bioseparations segment, representing the majority of its bioseparations operations and all of the bioseparations revenues. The comparative periods results and cash flows of the business sold have been presented as discontinued operations with the revenues and costs relating to ceased activities being reclassified and presented retrospectively in the consolidated statements of operations, statements of comprehensive loss and notes to the interim financial statements as discontinued operations.

Results and cash flows from discontinued operations

The results from discontinued operations for the quarter and six months ended June 30, 2019 are as follows:

	Quarter ended	Six months ended
	June 30, 2019	June 30, 2019
Revenues	$7,990	$13,959

Expenses
Cost of sales and other production expenses	3,289	6,511
Research and development expenses	1,868	3,589
Administration, selling and marketing expenses	545	1,094
Gain on foreign exchange	(149)	(156)
Finance costs	208	412
Net income from discontinued operations, net of tax of $nil	$2,229	$2,509

The cash flows from discontinued operations for the six months ended June 30, 2020 and 2019 are presented in the following table:

	June 30,	June 30,
Six months ended	2020	2019
Cash flows from in operating activities	$-	$1,056
Cash flows used in financing activities	-	(460)
Cash flows from (used) in investing activities	388	(486)
Net change in cash during the quarter	$388	$110
Net effect of currency exchange rate on cash	-	(44)
Net increase in cash generated by discontinued operations	$388	$66

4.	Accounts receivable

	June 30,	December 31,
	2020	2019
Trade receivables	$375	$44
Tax credits and government grants receivable	2,786	1,546
Sales taxes receivable	463	863
Other receivables	420	1,633
	$4,044	$4,086

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

5.	Inventories

	June 30,	December 31,
	2020	2019
Raw materials	$7,442	$7,175
Finished goods	256	357
	$7,698	$7,532

Inventories sold from continuing operations in the amount of $266 and $630 for the quarter and six months ended June 30, 2020 ($457 and $1,486 for the quarter and six months ended June 30, 2019) were recognized as cost of sales and other production expenses while discontinued operations were $nil for the six months ended June 30, 2020 ($3,394 and $5,720 for the quarter and six months ended June 30, 2019). Inventory write‑downs in continuing operations were $175 and $327 for the quarter and six months ended June 30, 2020 ($nil for the six months ended June 30, 2019)  and from discontinued operations were $nil for the six months ended June 30, 2020 ($53 and $467 from the quarter and six months ended June 30, 2019), also included in cost of sales and other production expenses, were recorded.

6.	Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Net book value as at January 1, 2020	$32,246	$912	$96	$33,254
Lease modifications and other remeasurements	(932)	-	-	(932)
Depreciation expense	(1,938)	(296)	(30)	(2,264)
Effect of foreign exchange differences	80	-	-	80
Net book value at June 30, 2020	$29,456	$616	$66	$30,138

7.	Accounts payable and accrued liabilities

	June 30, 2020	December 31, 2019
Trade payables	$8,609	$10,496
Wages and benefits payable	4,906	5,593
Current portion of royalty payment obligations (note 10)	3,308	3,043
Current portion of license acquisition payment obligation	-	1,302
Current portion of other employee benefit liabilities (note 10)	2,495	2,374
	$19,318	$22,808

During the quarter ended June 30, 2020 the Company recorded an out-of-period adjustment of $819 relating to December 31, 2019 which has resulted in a decrease in R&D expenses and trade payables.

8.	Lease liabilities

The transactions affecting the lease liabilities during the six months ended June 30, 2020 were as follows:

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Balance at January 1, 2020	$38,237
Interest expense	3,153
Payments	(3,919)
Lease modification and other remeasurements	(1,068)
Effect of foreign exchange differences	850
Balance at June 30, 2020	$37,253
Less current portion of lease liabilities	8,545
Long-term portion of lease liabilities	$28,708

Interest expense on lease liabilities for the quarter and six months ended June 30, 2020 was $1,604 and $3,153 ($1,851 and 3,639 for the quarter and six months ended June 30, 2019) and is included as part of finance costs in the consolidated statement of operations.

9.	Long-term debt

The transactions during the six months ended June 30, 2020 were as follows:

2020
Balance at January 1	$8,834
Stated and accreted interest	619
Repayment of principal	(165)
Repayment of stated interest	(503)
Balance at June 30	$8,785

At June 30, 2020 and December 31, 2019, the carrying amount of the long-term debt relates to our outstanding loan with SALP or Loan with the parent, which has a principal of $10,000 maturing on April 23, 2024, bears an annual interest rate of 10.0% payable quarterly and an effective interest rate of 15,05%. The Loan with the parent is secured by all the assets of the Company and requires that certain covenants be respected including maintaining an adjusted working capital ratio.

2019

On February 22, 2019, the Company amended the fourth loan agreement or Credit Facility with the addition of two tranches of US$10 million and US$5 million which the Company drew on February 22 and March 22, 2019, respectively. Those two tranches bear interest at an annual rate of 8.5% payable quarterly. Concurrently with the amendment, the Company agreed to reduce the exercise price of Warrants #9 from $1,000.00 to $156.36 per preferred share and to immediately issue those warrants (note 12). The incremental fair value of the warrant liability of $1,137 due to this change was recognized as deferred financing fees related to the additional two tranches received. The Company recorded the credit facility draws on February 22, 2019 and March 22, 2019 at its fair value at the transaction date less the associated transaction costs and financing fees of $45 and $1,137 respectively, for a net amount of $18,677.

On April 23, 2019, the Company entered into a debt restructuring agreement with the long-term debt holder whereby the entirety of the principal on the Credit Facility plus a portion of the interest due, the entirety of the First and Second Original Issue Discount or OID loans and the majority of the Third OID loan would be repaid by Liminal by the issuance of common shares, at a conversion price, rounded to the nearest two decimals, of $15.21 per common share. Consequently, the US$95 million of principal plus interest due on the Credit Facility was reduced to $663 and the aggregate face value of the three OID loans was reduced by $99,552 to $10,000 with the remaining balance of the Third OID loan modified into an interest-bearing loan at a stated interest rate of 10% payable quarterly, referred to as the Loan with the parent. This resulted in the reduction of the long-term debt recorded on the consolidated statement of financial position by $141,536. The Company issued 15,050,312 common shares on that date which were recorded in share capital at a value of $228,915. The difference between the carrying amount of the debt converted into common shares and the increase in the value of the share capital is recognized as a loss on extinguishment of a loan of $87,379. The balance of interest due on the credit facility of $663 was paid in cash.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Pursuant to the debt restructuring, the Company cancelled the warrants previously held by SALP and replaced them with new warrants having an exercise price rounded to the nearest two decimals of $15.21 per common share, expiring on April 23, 2027 (note 11c). The incremental fair value of the replacement warrants was recognized in warrants equity and as part of the loss on the debt extinguishment together with the legal fees incurred to finalize all the related legal agreements.

The modification in terms of the remaining balance of the Third OID loan of $10,000 was accounted for as an extinguishment of the long-term debt and the re-issuance of a new interest-bearing loan. The difference between the carrying amount of the loan extinguished of $4,667 and the fair value of the new Loan with the parent of $8,521 recognized was recorded as a loss on debt extinguishment of $3,854.

The fair value of the modified loan was determined using a discounted cash flow model with a market interest rate of 15.1%.

As a result of this transaction and the extinguishments of debt that occurred earlier in the year following payments made to suppliers by the issuance of equity (note 11a), the consolidated statement of operations for the quarter and the six months ended June 30, 2020, includes a loss on extinguishment of liabilities of $92,374 detailed as follows:

Loss on extinguishment of liabilities due to April 23, 2019 loan modification
Comprising the following elements:
Debt to equity conversion	$87,379
Expensing of financing fees on loan extinguishment	653
Extinguishment of previous loan	(4,667)
Recognition of modified loan	8,521
Expensing of increase in the fair value of the warrants	408
Loss on extinguishment of liabilities due to April 23, 2019 loan modification	$92,294
Loss on extinguishment of liabilities to suppliers	80
Loss on extinguishments of liabilities	$92,374

10.	Other long-term liabilities

	June 30,	December 31,
	2020	2019
Royalty payment obligations	$3,423	$3,148
Other employee benefit liabilities	2,581	2,554
	$6,004	$5,702
Less:
Current portion of royalty payment obligations (note 7)	(3,308)	(3,043)
Current portion of other employee benefit liabilities (note 7)	(2,495)	(2,374)
	$201	$285

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

11.	Share capital and other equity instruments
a)	Share capital

Changes in the issued and outstanding common shares of the Company during the six months ended June 30, 2020 and 2019 were as follows:

	June 30, 2020		June 30, 2019
	Number	Amount	Number	Amount
Balance - beginning of period	23,313,164	$932,951	720,306	$583,117
Issued to acquire assets	96,833	1,240	4,420	1,326
Shares issued pursuant to a restricted share units plan (note 11b)	10,355	9,764	-	-
Shares issued pursuant to debt restructuring			15,050,312	228,915
Shares issued for cash	-	-	7,536,654	118,648
Shares released from escrow	-	-	-	400
Shares issued in payment to suppliers	-	-	1,472	545
Balance - end of period	23,420,352	$943,955	23,313,164	$932,951

2020

On January 29, 2020, the Company issued 96,833 common shares as a consideration for the final payment for the licence acquired on January 29, 2018. This transaction was accounted for as an extinguishment of the license acquisition payment obligation and the difference between the carrying value of the liability of $1,319 and the amount recorded for the shares issued of $1,240, which were valued at the market price of the shares on their date of issuance, was recorded as a gain on extinguishment of liabilities of $79 during the quarter ended March  31, 2020.

2019

In November 2018, the Company entered into an At-the-Market or ATM Equity Distribution Agreement or EDA under which the Company is able, at its discretion and from time to time, subject to conditions in the EDA, to offer common shares through ATM issuances on the TSX or any other marketplace for aggregate proceeds not exceeding $31 million. This agreement provides that common shares are to be sold at market prices prevailing at the time of sale. The Company issued a total of 12,865 common shares at an average price of $327.55 per share under the ATM in January and February 2019, for aggregate gross proceeds of $4,214, less transaction costs of $248 recorded in deficit, for total net proceeds of $3,966. The use of the ATM facility was suspended concurrently with our Nasdaq registration.

On January 29, 2019, the Company issued 4,420 common shares in settlement of second payment due for the licence acquired on January 29, 2018 and recorded $1,326 in share capital based on the market value of the shares on that date.

On February 25 and 27, 2019, the Company issued a total of 1,472 common shares in payment for amounts due to certain suppliers. This transaction was accounted for as an extinguishment of liabilities and the difference between the carrying value of the accounts payable of $465 and the amount recorded for the shares issued of $545, which were valued at the market price of the shares on their date of issuance, was recorded as a loss on extinguishment of liabilities of $80.

As part of the settlement agreement concluded in April 2019 with the former CEO of the Company, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

On April 23, 2019, the Company issued 15,050,312 common shares as part of the debt restructuring (note 9). The shares issued in relation with the debt restructuring contained trading restrictions and accordingly, the Company determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $15.21 per share, resulting in a value of the shares issued of $228,915. The fair value was based on a share issuance for cash on the same date with a non-related party. The difference between the adjustment to the carrying value of the loan of $141,536 and the amount recorded for the shares issued of $228,915 was recorded as a loss on extinguishment of a loan of $87,379.

Concurrently, the Company closed two private placements for 4,931,161 common shares at a subscription price rounded to the nearest five decimals of $15.21 for gross proceeds of $75,000, less transaction costs of $4,802 recorded in deficit, for total net proceeds of $70,197.

In June 2019, the Company completed the rights offering or Rights Offering for the holders of its common shares at the close of business on May 21, 2019 who elected to exercise their rights under the Rights Offering allowing them to subscribe for up to 20 common shares for a subscription price rounded to the nearest five decimals of $15.21 per common share. The Company issued 2,592,628 common shares for gross proceeds of $39,434 as part of the Right Offerings less transactions costs of $271 recorded in deficit, for total net proceeds of $39,163.

b)	Contributed surplus (Share-based payments)

Stock options

Changes in the number of stock options outstanding during the six months ended June 30, 2020 and 2019 were as follows:

	June 30, 2020		June 30, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Balance - beginning of period	2,209,864	$38.72	21,625	$1,464.49
Granted	436,570	14.06	2,047,560	35.10
Forfeited	(64,141)	24.42	(1,429)	1,352.79
Cancelled	-	-	(9,094)	1,164.74
Expired	(1,435)	2,433.20	(1,902)	1,110.29
Repriced - options before repricing	(1,929,685)	35.14	-	-
Repriced - options after repricing	1,929,685	15.21	-	-
Balance - end of period	2,580,858	$18.67	2,056,760	$43.23

2020

In March 2020, Liminal’s board of directors approved a plan to reduce the exercise price of the stock options issued in June 2019, held by active employees and directors at the time of the repricing. On May 26, 2020, a revised exercise price, pending approval, of $15.21 was determined, changing the exercise price to the higher of (i) $15.21 and (ii) the five-day weighted average share price of Liminal common shares on the repricing date. On June 8, 2020, the repricing of 1,929,685 of the outstanding stock options having exercise prices of $27.00 and $36.00 to the revised exercise price was approved at the Company’s annual shareholder meeting.

Although the stock options were not repriced until May 26 2020, management concluded that the service period for employees and directors to earn the modified awards had commenced from the date the Company informed the holders of these stock options of the repricing proposal and the expense resulting from the repricing plan should be recognized starting from that date. Using the revised exercise price of $15.21, the Company calculated the final incremental fair value of the repricing on the grant date of May 26, 2020 to be $3,000. This incremental fair-value will be amortized from the services commencement date of March 25 over the remaining vesting period of the repriced options. The incremental grant date fair value of the repriced options was estimated based on the Black-Scholes option-pricing model calculated before and after the effect of the repricing. The following Black-Scholes assumption were used:

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Expected dividend rate	-
Expected volatility of share price	93.2%
Risk-free interest rate	0.4%
Expected life in years	6.3
Weighted average grant date incremental fair value	$1.55

In June 2020, 436,570 stock options, having an exercise price of $14.06 and vesting over a period of up to four years, were issued to employees and directors.

All stock options granted in 2019 and 2020 have a contractual life of 10 years.

2019

In January 2019, 1,622 stock options were granted at an exercise price of $300.00 and vesting on December 31, 2019. On June 4, 2019, 1,794,224 stock options were granted to key management at a strike price of $36.00 of which 248,825 stock options vested immediately and the remaining vest over a period up to six years. On June 19, 2019, 251,714 stock options were issued at a strike price of $27.00 of which 60,717 stock options vested immediately and the remaining vest over a period up to four years. The weighted average grant date fair value of the stock options issued in 2019 was $13.17.

On June 19, 2019, the Company cancelled the options that were issued prior to June 2019, as the exercise price of these options were so above the market price at the time, that it was highly unlikely that they would ever be exercised. In compensation for their agreement to the cancellation, key management and employees, received the new options granted to them in June 2019 discussed above. Consequently, 9,094 stock options with a weighted average exercise price of $1,164.74 were cancelled.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The weighted average inputs into the model and the resulting grant date fair values during the six months ended June 30, 2020 and 2019, except for the effect of the repricing were as follows:

	June 30,	June 30,
	2020	2019
Expected dividend rate	-	-
Expected volatility of share price	91.7%	45.0%
Risk-free interest rate	0.5%	1.4%
Expected life in years	6.8	7.3
Weighted average grant date fair value	$10.51	$13.43

At June 30, 2020, options issued and outstanding by range of exercise price are as follows:

		Weighted average
		remaining	Weighted		Weighted
Range of	Number	contractual life	average	Number	average
exercise price	outstanding	(in years)	exercise price	exercisable	exercise price
$7.86-$11.99	171,250	9.3	$9.58	-	$-
$14.06	436,570	9.9	14.06	-	-
$15.21	1,914,976	8.9	15.21	431,605	15.21
$27.00 - $3,190.00	58,062	8.6	194.23	56,741	185.78
	2,580,858	9.1	$18.67	488,346	$35.03

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

A share-based payment compensation expense of $2,407 and $4,770 was recorded for the options for the quarter and the six months ended June 30, 2020, respectively ($6,736 and $7,224 for the quarter and the six months ended June 30, 2019).

Restricted share units

Changes in the number of restricted share units or RSU outstanding during the six months ended June 30, 2020 and 2019 were as follows:

	June 30,	June 30,
	2020	2019
Balance - beginning of period	17,565	18,299
Granted	-	12,564
Forfeited	(24)	(359)
Released	(10,355)	-
Paid in cash	(2,948)	(8,246)
Cancelled	-	(4,249)
Balance - end of period	4,238	18,009

2020

During the first quarter of 2020, 2,948 RSU were paid in cash resulting in a reduction to contributed surplus of $40. June 30, 2020, 70 vested RSU and 4,168 unvested RSU were outstanding. Share-based payment compensation expense of $17 and $31 was recorded during the quarter and the six months ended June 30, 2020.

2019

On January 31, 2019, the Company granted 12,564 RSU at a grant price of $300.00 and a one-year vesting period. On May 30, 2019, the Company decided to vest the 12,564 RSU and the employees were given the choice to receive the then current value of the shares in cash or to receive the shares at a later date. As a result, 8,246 RSU were released and paid in cash resulting in a reduction to contributed surplus of $421.

On May 7, 2019 the 12,886 performance-based RSU pertaining to the “2017-2019” cycle and the “2018-2020” cycle were modified by removing the performance conditions and converting them into time-vesting RSU. The quantity modified into time-vesting units was equivalent to the 100% achievement range whereby in the past, the outcome of the performance conditions could go from zero to 150%. In the past, the Company has always reported the quantity of RSU outstanding as the maximum number of shares that could be issued under the plan. This change resulted in the cancellation of 4,305 units.

At June 30, 2019, 7,643 vested RSU and 10,366 unvested RSU were outstanding. Share-based payment compensation expense of $8,161 and $9,205 was recorded during the quarter and the six months ended June 30, 2019. The portion of this compensation related to key management personnel (as defined by IAS 24 Related Party Disclosures) is $5,668 and $6,502 for the quarter and the six months ended June 30, 2019.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Share-based payments expense

The total share-based payments expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarters and six months ended June 30, 2020 and 2019 as indicated in the following table:

	Quarter ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cost of sales and other production expenses	$10	$88	$17	$88
Research and development expenses	1,068	5,080	2,083	5,772
Administration, selling and marketing expenses	1,346	9,729	2,701	10,569
	$2,424	$14,897	$4,801	$16,429

Warrants

The following table summarizes the changes in the number of warrants outstanding during the six months ended June 30, 2020 and 2019:

	June 30, 2020		June 30, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price

Balance of warrants - beginning of period	172,735	$84.33	153,611	$1,028.35
Issued to acquire assets	-	-	19,402	156.36
Cancelled - loan modification	-	-	(168,735)	872.51
Issued - loan modification	-	-	168,735	15.21
Balance of warrants - end of period	172,735	$84.33	173,013	$94.46
Balance of warrants exercisable - end of period	172,735	$84.33	171,013	$60.48

On February 22, 2019, pursuant to modifying its fourth loan agreement with SALP, the Company issued 19,402 warrants, referred to as Warrants #9, having an exercise price of $156.36. Warrants #9 do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at fair value through profit or loss, presented on our statement of financial position as a warrant liability. During the quarter ended June 30, 2019, the Company recorded an expense of $229 due to the change in fair value of the warrant liability. These warrants were subsequently cancelled in April 2019.

As at June 30, 2020, the following warrants were outstanding:

Number	Expiry date	Exercise price
4,000	January 2023	3,000.00
168,735	April 2027	15.21
172,735		$84.33

12.	Revenues from continuing operations

	Quarters ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenues from the sale of goods	$504	$728	$1,405	$2,926
Other revenues	36	34	238	100
	$540	$762	$1,643	$3,026

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

13.	Government Grants

For the quarter and six months ended June 30, 2020, the Company recognized $2,945 of government grants in connection with the Canada Emergency Wage Subsidy program, a new subsidy program created by the Government of Canada in 2020 in response to the COVID-19 pandemic. These grants were recorded as a reduction of salaries expense and other related charges and are recognized as follows in the consolidated statement of operations:

Cost of sales and other production expenses	$278
Research and development expenses	2,084
Administration, selling and marketing expenses	583
Total	$2,945

Of the total subsidy recognized in 2020, $2,174 was outstanding and included in tax credits and government grants receivable at June 30, 2020.

14.	Segmented Information

The Company has two operating segments at June 30, 2020, which are namely, the small molecule therapeutics segment and the plasma-derived therapeutics segment.

a)	Revenues and expenses by operating segments

Segment revenues are with external customers unless otherwise specified.

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended June 30, 2020	therapeutics	therapeutics	of operations	Total
Revenues	$-	$505	$35	$540

Expenses
Cost of sales and other production expenses	-	458	-	458
Manufacturing and purchase cost of product candidates used for R&D activities	10	7,465	-	7,475
R&D - Other expenses	3,494	4,778	50	8,322
Administration, selling and marketing expenses	888	1,651	7,312	9,851
Segment loss	$(4,392)	$(13,847)	$(7,327)	$(25,566)
Loss on foreign exchange				539
Finance costs				1,852
Net loss from continuing operations before taxes				$(27,957)
Other information
Depreciation and amortization	$235	$2,034	$174	$2,443
Share-based payment expense	414	183	1,827	2,424

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended June 30, 2019	therapeutics	therapeutics	of operations	Total
Revenues	$2	$725	$35	$762

Expenses
Cost of sales and other production expenses	-	533	59	592
Manufacturing and purchase cost of product candidates used for R&D activities	20	11,888	(144)	11,764
R&D - Other expenses	3,853	6,631	41	10,525
Administration, selling and marketing expenses	1,608	2,056	14,381	18,045
Segment loss	$(5,479)	$(20,383)	$(14,302)	$(40,164)

Loss on foreign exchange				256
Finance costs				3,348
Loss on extinguishments of liabilities				92,294
Change in fair value of financial instruments measured at fair value through profit or loss				(1,369)
Net loss from continuing operations before taxes				$(134,693)
Other information
Depreciation and amortization	$186	$1,824	$160	$2,170
Share-based payment expense	3,390	3,119	8,216	14,725

For the six months ended June 30, 2020	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$-	$1,406	$237	$1,643

Expenses
Cost of sales and other production expenses	-	1,104	38	1,142
Manufacturing and purchase cost of product candidates used for R&D activities	42	16,167	-	16,209
R&D - Other expenses	6,987	9,510	76	16,573
Administration, selling and marketing expenses	1,604	3,734	15,185	20,523
Segment loss	$(8,633)	$(29,109)	$(15,062)	$(52,804)
Gain on foreign exchange				(593)
Finance costs				3,482
Gain on extinguishments of liabilities				(79)
Net loss from continuing operations before taxes				$(55,614)
Other information
Depreciation and amortization	$463	$3,267	$342	$4,072
Share-based payment expense	972	187	3,642	4,801

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

For the six months ended June 30, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$33	$2,930	$63	$3,026

Expenses
Cost of sales and other production expenses	-	1,663	59	1,722
Manufacturing and purchase cost of product candidates used for R&D activities	20	21,122	(161)	20,981
R&D - Other expenses	6,558	12,113	108	18,779
Administration, selling and marketing expenses	2,259	4,026	18,855	25,140
Segment loss	$(8,804)	$(35,994)	$(18,798)	$(63,596)

Gain on foreign exchange				(1,520)
Finance costs				10,497
Loss on extinguishments of liabilities				92,374
Change in fair value of financial instruments measured at fair value through profit or loss				(1,140)
Net loss from continuing operations before taxes				$(163,807)
Other information
Depreciation and amortization	$363	$3,623	$304	$4,290
Share-based payment expense	3,787	3,470	8,933	16,190

b) Revenues by location from continuing operations

Revenues are attributed to countries based on the location of customers.

	Quarters ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
United States	$339	$323	$1,070	$1,745
Canada	201	439	406	1,281
United Kingdom	-	-	167	-
	$540	$762	$1,643	$3,026

The Company derives significant revenues from certain customers. For the six months ended June 30, 2020 there was one party in the plasma-derived therapeutics segment who accounted for 65% of total revenues from continuing operations. For the six months ended June 30, 2019, there were two parties in the plasma-derived therapeutics segment who accounted for 97% (58% and 39% respectively) of total revenues for continuing operations.

15.	Related party transactions

During the quarter and six months ended June 30, 2020, the Company paid interest on the loan with its parent, SALP, in the amount of $252 and $503 ($850 and $3,032 for the quarter and six months ended June 30, 2019).

The Company has a nonrevolving line of credit or LOC agreement with SALP, of which $29,123 is currently available to be drawn as of June 30, 2020, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024 of which $nil has been drawn as at June 30, 2020. The LOC limit available to draw upon has previously been, and will continue to be, automatically reduced by the amounts of net proceeds generated upon the occurrence of all or any of the following transactions: a licensing transaction for the Company’s product candidate Ryplazim® or equity raises. The Company’s ability to draw on the LOC expires May 11, 2021.

During the quarter and six months ended June 30, 2020, the Company recorded $107 and $133 ($nil for the six months ended June 30, 2019) of research and development expenses, relating to a consulting service agreement signed with one of its directors in 2019 of which $107 remains payable as at June 30, 2020.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

16.	Subsequent Events

On July 17, 2020, the Company acquired all of the issued and outstanding shares of Fairhaven Pharmaceuticals Inc. or Fairhaven in return for the issuance of 202,308 common shares to the former shareholders of Fairhaven on the acquisition date. The fair value of the shares was $3.4 million, calculated using the closing price of the shares on July 17, 2020. Under the purchase agreement, the Company may be required to make additional payments in shares up to an aggregate value of $4.4 million, subject to the achievement of certain pre-determined research and development milestones. The number of shares to be issued for the achievement of future milestones would be calculated using a share price equal to the five-trading day volume weighted average price of the Company’s common shares prior to such milestone events being achieved.

On July 17, 2020, concurrently with the acquisition of Fairhaven, the Company issued $2.4 million aggregate principal amount of secured convertible debentures or SDC to certain former Fairhaven shareholders, bearing an interest rate of 8% per annum, compounded quarterly, for the continued development of the Fairhaven R&D program. The SCD mature on March 31, 2022, the Maturity Date, unless converted into common shares of the Company prior to the Maturity Date. At any time prior to the Maturity Date, the SCD holders shall have a collective right to, and Liminal shall have the right upon certain pre-determined events to require each holder of the SCD to purchase additional SDC for an aggregate principal amount of up to $5.7 million for all the holders. The SDC may be converted into common shares of the Company, using the 5-day weighted average share price of Liminal’s common shares immediately preceding the date of conversion at the option of the Company subject to certain conditions, or at the option of the holders of the SDC at any time on, or before the Maturity Date.

The Company is currently assessing the accounting treatment for these transactions.